Mail Stop 4561
via fax (214) 939-5849

April 30, 2007

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
2001 152nd Ave NE
Redmond, WA 98052

> **Re:** **Tribeworks, Inc.**
> **Form 10-KSB and Form 10-KSB/A for Fiscal Year Ended December**
> **31, 2005 Filed April 17, 2006, December 21, 2006 and April 4, 2007**

We have completed our review of your 10-KSB and related filings and do not, at this time, have any further comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief